Exhibit 99.1

September 5, 2023

Via Email

Sphinx Investment Corp.
c/o Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

Re:	Sphinx Investment Corp. Letters of August 31, 2023 and September 4, 2023

Dear Mr. Brand:

On behalf of Performance Shipping Inc. (the “Company”), we write in response to the August 31, 2023 letter (the “August 31 Letter”) and the September 4, 2023 letter (the “September 4 Letter” and together with the August 31 Letter, the “Letters”) you sent to the Board of Directors of the Company (the “Board”) on behalf of Sphinx Investment Corp. (“Sphinx”) setting forth a litany of purported grievances against the Company and the Board, and purporting to demand that the Board take various actions in respect of the Company’s outstanding Series C Preferred Stock, as defined below.

After careful consideration of the Letters, the Board’s independent directors reject the Letters’ insinuations.  Turning first to the August 31 Letter, the Letter is riddled with baseless allegations, errors, and mischaracterizations of events.  The September 4 Letter fares no better.  It, too, is based on errors and unsupported allegations.

A review of the August 31 Letter exposes the lack of merit of its claims, as the following non-exhaustive points demonstrate.

The 2021 Exchange Offer.  In December 2021, the Company announced that it was offering to exchange up to 4,066,181 shares of its then issued and outstanding common shares for newly issued shares of the Company’s Series B Convertible Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) at an exchange rate of 0.28 shares of Series B Preferred Stock for each common share tendered, on the terms set forth in a Schedule SC TO-I contemporaneously filed with the United States Securities and Exchange Commission (the “SEC”) and as thereafter amended (the “2021 Exchange Offer”).  The Series B Preferred Stock offered and issued in the 2021 Exchange Offer was convertible at the election of the holder – upon payment to the Company of $7.50 in cash – into two shares of Series C Convertible Cumulative Perpetual Preferred Stock (the “Series C Preferred Stock”).

The Exchange Offer Period (as defined in the 2021 Exchange Offer documents filed by the Company with the SEC) commenced on December 20, 2021 and concluded on January 27, 2022.  On February 4, 2022, the Company announced the final results of the 2021 Exchange Offer.  2,834,612 shares of common stock were validly tendered and accepted, resulting in the issuance of an aggregate of 793,657 shares of Series B Preferred Stock to the tendering shareholders.

At the heart of the August 31 Letter’s grievances is its unfounded claim that the members of the Board breached their fiduciary duties to the common shareholders by supposedly making an exchange offer “designed to be unattractive to all stockholders but Mango….”  This claim is baseless.

As an initial matter, the 2021 Exchange Offer was offered to all holders of the Company’s common shares on precisely the same terms.  Put simply, unaffiliated shareholders were offered the opportunity to participate and tender on the exact same terms as was offered to Company “insiders.”  The August 31 Letter works hard – with ineffective contortions – to minimize that dispositive fact.

Moreover, the August 31 Letter does not deny (and thus acknowledges) that all of the salient facts and factors relevant to the common shareholders’ decision as to whether to tender were fully, robustly and accurately disclosed by the Company in its ample SEC filings.

Likewise, the August 31 Letter conspicuously fails to acknowledge, much less address, the substantial and concrete economic benefits the 2021 Exchange Offer conferred upon the common shareholders and the Company.  For example, to convert all of the 793,657 shares of Series B Preferred Stock into shares of Series C Preferred Stock, the converting holders would have to pay the Company an aggregate of $5,952,427.  Given the Company’s financial condition at the time, that would have represented a substantial and welcome influx of cash to the Company’s coffers.

The August 31 Letter offers only a single basis for its claim that the 2021 Exchange Offer was “designed to be unattractive to all stockholders but Mango.”  Namely, the Letter claims that for Mango a lack of liquidity as a result of tendering its common shares would “not be problematic” while for “ordinary shareholders” this would be “anathema.”  This argument is but one example of the August 31 Letter disregarding the economic substance of the transaction.  The terms of the 2021 Exchange Offer were first disclosed on December 21, 2021 and the offer expired on January 27, 2022.  In that five-week period, a liquid market in the common shares existed.  Therefore, the common shareholders were not limited to the “highly unattractive choice” of tendering their common shares or remaining common shareholders of the Company, as the August 31 Letter erroneously claims.  Rather, any common shareholder with a short-term investment horizon for whom illiquidity would be “anathema” could sell their shares.  Conversely, other long-term investors (because, contrary to what the August 31 Letter implies, Mango was plainly not unique in having a long-term investment horizon) could purchase common shares with the intention of tendering them in the 2021 Exchange Offer.

In short, the August 31 Letter offers no basis to suggest that the Board failed to fully and faithfully discharge its duties to the common shareholders with respect to the 2021 Exchange Offer.

Notably, the August 31 Letter does not claim that Sphinx owned any Company shares at the time of the 2021 Exchange Offer.  Rather, by all appearances, Sphinx recently accumulated its holdings in the Company’s common shares whilst being fully informed of all aspects of the Company’s capital structure and the 2021 Exchange Offer – which concluded more than 19 months ago – in the hope of concocting claims regarding the Board’s conduct at that time.  Stated differently, Sphinx’s recent buying spree of the Company shares is nothing more than a transparent after-the-fact attempt to buy a claim.  Unfortunately for Sphinx, it is a claim in a futile search of a viable theory.1

Against this backdrop, Sphinx’s demand that the Board unwind or take any other action in respect of the Series C Preferred Stock is difficult to take seriously.  In that regard, we note that Sphinx demands that the Board refuse to honor the voting or conversion rights of the outstanding Series C Preferred Stock.  That demand is preposterous.  As Sphinx is aware, the Board does not have the power to simply eliminate or ignore the rights of its shareholders.  We note that this demand would unilaterally invalidate the rights of not only Mango but also the many public shareholders holding Series C Preferred Stock.  Sphinx’s letter puts forward no legal justification or authority for such a drastic action.

Nasdaq Listing Rule 5640.  The August 31 Letter claims that the 2021 Exchange Offer somehow violated Nasdaq Listing Rule 5640.  This assertion is made in error.  That rule applies to U.S. companies.  In respect of non-U.S. companies – such as the Company – Nasdaq expressly notes that “Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. Company that is in compliance with Nasdaq’s requirements for domestic companies or that is not prohibited by the Company’s home country law.”  See Nasdaq Listing Rule 5640 and accompanying Nasdaq guidance.

Equally troubling is that Sphinx’s mistaken invocation of Nasdaq Listing Rule 5640 is a transparent attempt to foment regulatory action against the Company.  To be sure, Nasdaq should not take adverse action against the Company based on the long-concluded 2021 Exchange Offer inasmuch as the offer did not violate any Nasdaq rule.  However, the fact that the August 31 Letter seeks to sow such an action – which the letter gleefully claims could result in a delisting of the Company’s common shares – further highlights that Sphinx is acting in its own interests with no regard for the damage Sphinx is prepared to inflict on the Company’s other shareholders.

1          Relatedly, the August 31 Letter puts forward not a single fact to support the conclusory assertion that the Board has somehow “schem[ed] to maintain” the Company’s “capital structure.”  As detailed, the Board lacks the discretionary power to simply eliminate the rights of its shareholders.

The September 4 Letter.  The September 4 Letter asserts that Sphinx has “learned from the initial Schedule 13D filed by Mr. Andreas Michalopoulos on September 1, 2023 that Mr. Michalopoulos beneficially owns 56,342 shares of the Company’s Series C Preferred Shares.”  Yet, the Company itself publicly disclosed that very information on April 28, 2023 in its annual report on Form 20-F.  While the September 4 Letter asserts that two 13D filings were delinquent, the information contained in those filings was made public previously in prior SEC filings.  Nonetheless, the Board’s independent directors will inquire regarding the timing of those filings.

The September 4 Letter also suggests that Mr. Michalopoulos and his spouse are ipso facto a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 but fails to provide any support for that suggestion.  SEC interpretations have established that a marital relationship alone does not result in the aggregation of beneficial ownership for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  Nor does the September 4 Letter point to any information that the public does not already have from prior SEC filings that they would somehow have if they were deemed a “group.”

The September 4 Letter contains additional questions regarding supposed (but non-existent) filing deficiencies which could be answered by consulting the Company’s existing public filings.  The September 4 Letter complains of the “absence of any Schedule 13D disclosures by [Mr. Michalopoulos and his spouse] in connection with” the 2021 Exchange Offer.  Yet, the explanation is simple.  Inasmuch as no beneficial ownership of common shares were acquired by either of them upon the closing of the 2021 Exchange Offer, no Schedule 13D filings were required at that time.  The September 4 Letter also insinuates that the change in shares outstanding reported by the Company on a Form 6-K filed with the SEC on September 1, 2023 may be the result of insider transactions.  The Company discloses promptly all material transactions in line with its disclosure obligations.  A more careful review of the Company’s recent public disclosures would make obvious that the change in shares outstanding is easily understood as the result of the exercise of outstanding warrants and the Company’s previously announced repurchase program.

Finally, the September 4 Letter half-heartedly asserts that Mr. Michalopoulos’ ownership of Series C Preferred Stock “is further evidence” that the 2021 Exchange Offer was “undertaken for the benefit of a handful [of] corporate insiders.”  If Sphinx has any evidence of wrongdoing, it should share it.  Merely proclaiming that something is “evidence” of wrongdoing does not make it so.

*                    *                    *

The Board and Company management are committed to creating value for all of the Company’s shareholders.  The Company is building a renewed, young and efficient fleet that has generated record operating and financial results in 2023 and that is well positioned to capitalize on the firm freight rate environment over the coming years.  The Company has also returned capital to common shareholders through prudent share repurchase programs.

Notwithstanding that Sphinx publicly filed the Letters without having any prior communication whatsoever with the Company, and notwithstanding the Letters’ unconstructive tone and misguided claims, the Company welcomes constructive input intended to create value for the benefit of all shareholders.  The Board is open-minded with respect to value creation opportunities and will continue to take actions that are in the best interest of the Company and all of its shareholders.

Nothing in this letter is, or shall be, construed or deemed to be a waiver of any of the Company’s rights, remedies, privileges, powers and defenses, all of which are hereby expressly reserved.

Sincerely,

/s/ Israel David

Israel David

Cc:  Will Vogel, Esq. (Watson Farley & Williams LLP)